Exhibit 11

CRAWFORD UNITED
CONSOLIDATED STATEMENT OF COMPUTATION OF EARNINGS
PER COMMON SHARE AND SHARE EQUIVALENTS

Years Ended,	December 31, 2019	December 31, 2018

NET INCOME
Net income applicable to common shares for basic earnings per share	$6,979,863	$3,613,710
Net Income applicable to common shares for diluted earnings per share	$6,979,863	$3,613,710
SHARES OUTSTANDING
Weighted average shares for basic earnings per share	2,849,239	2,799,706
Net effect of dilutive options available under convertible note - based on the treasury stock method using year-end market price, if higher than average market price	428,618	381,866
Total shares for diluted earnings per share	3,277,857	3,181,572
Basic Earnings Per Common Share	$2.45	$1.29
Diluted Earnings Per Common Share	$2.13	$1.14
* Net effect of stock options was antidilutive for the period.